MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 9, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 68 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust" or the "Registrant") on behalf of MFS Lifetime 2065 Fund (the "Fund") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of July 29, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on June 9, 2021. The PEA for the Trust was filed for the purpose of registering the Fund as a new series of the Trust. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

General Comments

1.	Comment:	Please provide supplementally, a completed fee and expense table for the Fund prior to the effective date for the PEA. Additionally, please describe how the registrant estimated "Other Expenses" and determined that the estimate was reasonable.

Response:	A completed fee and expense table for the Fund, which will be included in the Fund's Prospectus, is attached to this letter as Appendix I. "Other Expenses" are estimated based on estimated average net assets during the Fund's initial fiscal year; fee agreements and quotations with professional service firms and other third-party providers consistent with similar MFS Funds; any fee schedules of administrative service agreements and trustee compensation that are approved annually by the Board of the MFS Funds; and registration fee rates as determined by applicable

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regulatory bodies. Most of these "Other Expenses" are somewhat fixed amounts and do not fluctuate with asset levels.

2.	Comment:	Please explain supplementally what the role and context of "Derivatives Risk" and "Leveraging Risk" are for this Fund's strategy. To the extent they are not principal risks of the Fund, please move this risk disclosure to the Fund's Statement of Additional Information ("SAI").

Response:
The Fund operates as a fund-of-funds that invests in other MFS mutual funds, referred to as underlying funds. The Fund does not directly engage in derivatives transactions or other transactions that could result in leverage as a principal investment strategy. However, "Derivatives Risk" and "Leveraging Risk" are principal risks of a number of the underlying funds in which the Fund invests and are therefore risks that the Fund is exposed to indirectly. As a result, we believe our current disclosure appropriately addresses the principal risks associated with investing in the Fund and we respectfully decline to make any changes to this disclosure.

3.	Comment:	Please explain the role and context of "Counterparty and Third Party Risk" as it applies to this Fund.

Response:
As a fund-of-funds, the Fund does not typically engage in transactions that directly result in counterparty or third party risk.  However, "Counterparty and Third Party Risk" has been identified as a principal risk of a number of the underlying funds in which the Fund invests.  As a result, we believe it is appropriate to include "Counterparty and Third Party Risk" as a principal risk of investing in the Fund.

4.	Comment:	In the "Management of the Fund-Investment Adviser" section of the SAI, the disclosure describes the circumstances in which MFS may consider environmental, social and governance ("ESG") factors in its fundamental investment analysis. To the extent possible, please discuss in the prospectus how MFS uses such factors in managing the Fund pursuant to Item 9 of Form N-1A.

Response:
The Fund operates as a fund-of-funds pursuant to which the underlying funds are selected using a two-stage asset allocation process as disclosed in the prospectus.  ESG factors are not typically considered as a factor in selecting the underlying funds in which the

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Securities and Exchange Commission
August 9, 2021

Fund invests.  As a result, we do not believe it is appropriate to reference the potential consideration of ESG factors in the Fund's principal investment strategies disclosure pursuant to Item 9 of Form N-1A.

Please note that the disclosure regarding the potential consideration of ESG factors in MFS' fundamental investment analysis applies to certain other MFS funds that are included in this multi-fund SAI.  In particular, this disclosure applies to funds that invest in portfolio securities directly (as opposed to operating as fund-of-funds).

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

AMANDA S. MOORADIAN
Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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Securities and Exchange Commission
August 9, 2021

Appendix I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy, hold, and sell shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy, hold, and sell shares of the fund, which are not reflected below.
The annual fund operating expenses are based on estimated "Other Expenses" and "Acquired (Underlying) Fund Fees and Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 13 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	3.84%	3.84%	3.84%	3.84%	3.84%	3.84%	3.84%	3.70%
Acquired (Underlying) Fund Fees and Expenses	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%
Total Annual Fund Operating Expenses	4.67%	5.42%	4.42%	5.42%	4.92%	4.67%	4.42%	4.28%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(3.84)%	(3.84)%	(3.84)%	(3.84)%	(3.84)%	(3.84)%	(3.84)%	(3.84)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.83%	1.58%	0.58%	1.58%	1.08%	0.83%	0.58%	0.44%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company (MFS) has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2022.

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